
Mail Stop 7010

October 29, 2007

<u>By U.S. Mail and facsimile</u>
Mr. Alfredo Garcia
Acting Chief Financial Officer
Eagle Rock Energy G&P, LLC
16701 Greenspoint Park Drive, Suite 200
Houston, TX 77060

> **Re:** **Eagle Rock Energy Partners, L.P.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed October 2, 2007**
> **File No. 333-144938**

Dear Mr. Garcia:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1.	You state in the Form 8-K filed October 26, 2007 that you intend to restate previously issued interim unaudited condensed consolidated financial statements for the three and six months ended June 30, 2007. Please note that these restatements will need to be filed prior to effectiveness of this Form S-1.

2.   We note your responses to our prior comments 2 and 3, and that you will be filing another amendment to incorporate by reference the 8-K/A filed October 11, 2007 and the 8-K filed 1October 15, 2007, and to also update the experts section and file the appropriate consents. Please also incorporate by reference, as required, any other later-filed Exchange Act documents, including the amended Forms 10-Q, when available.

3.   As appropriate, update the disclosure throughout the S-1 for the information incorporated by reference, including without limitation the financial statement information.

4.   Please tell us why the consents filed by Hein & Associates LLP and BDO Seidman, LLP the Form 8-K/A filed Oct. 11, 2007 "consent to the incorporation by reference in the Prospectus constituting a part of the Registration Statement on Form S-8 (File No. 333-139612)."

Compensation Discussion and Analysis

Discussion and Analysis of 2006 Executive Compensation, page 78

5.   You state that under the LTIP the G&P Board caused you to grant to Mr. Fitzgerald and Mr. Puckett 10,000 restricted common stock units as a reward for your successful performance and to better align each officer's overall compensation with the other members of senior management. Describe the measure of your performance you used to make the awards, how that measure was chosen and how the awards align with the compensation of your other management.

Discussion and Analysis of Updates to the Executive Compensation Program for 2007

Base Salary, page 80

6.   You state that for 2007 the Committee has not set specific performance goals and it will continue to evaluate appropriate levels of performance factors and goals as a tool to measure and reward performance, and that the Committee will set appropriate goals and factors for 2008. We note your discussion on page 83 in regard to the changes to Mr. Mills' salary and other compensation in 2007. State whether during 2007 you have changed the compensation of any of your other named executive officers. In regard to Mr. Mills and any other executive, provide a discussion of how you determined the appropriate level of compensation during 2007. We may have further comments.

Cash Bonuses, page 81

7.   You state that for 2007 the Committee intends to make bonus determinations and award incentive bonuses on a discretionary basis based on a review of the executive's performance and your overall performance, but that the determinations will not be made based on predetermined performance goals. Identify how the Committee will choose the performance factors that it expects to consider when assessing both an individual's performance and your overall performance for 2007, the actual factors it expects to use, and the weight it expects to give to each one. Explain the elements of the officers' performance and functions that the Committee expects will be taken into account in awarding different compensation packages to each officer.

Equity

Restricted Units under the LTIP, page 81

8.   State whether any awards of restricted units have been made, or are expected to be made, during 2007 to your named executive officers and directors. If any have been made, or are expected to be made, discuss the manner in which the awards were, or will be, determined. Identify any performance factors that the Committee considered, or expects to consider, in making any awards, how the factors were chosen and the weight given to each one. Explain the elements of the officers' and directors' performance and functions that were, or will be, taken into account in making any awards.

9.   Explain why the method of payment for quarterly distributions was changed during 2007.

Incentive Interests in Holdings, page 81

10.   Explain how the Committee will use the information it obtains on the equity interests that have been granted to your officers by Holdings in making overall compensation decisions.

11.   State whether any of the factors Holdings uses to make awards relate to Eagle Rock performance, and if so the percentage of the award related to Eagle Rock performance.

Equity Interest in Montierra, page 82

12.   Explain how the Committee will use the information it obtains on the equity interests owned by your executive officers in Montierra in making overall

compensation decisions. We note your statement that you considered Mr. Mills' ownership in Montierra in determining his 2007 salary and additional compensation.

Changes in Named Executive Officers and New Chief Executive Officer, page 82

13.   Please file as an exhibit the separation agreement with Ms. Schnepp.

Employment Agreements and Severance and Change of Control Arrangements, page 85

14.   State the definition of "cause" in regard to severance payments under Mr. Fitzgerald's contract.

2006 Director Compensation, page 86

15.   Provide a narrative description of the fees you pay to your Directors. We note this discussion on page 67 of your Form 10-K. Refer to Item 402(k)(3) of Regulation S-K.

Selling Unitholders, page 89

16.   We note your response to our prior comment 8 and reissue it in part. To aid the reader, identify Lehman Bros. Inc. by name as an underwriter on page 89.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Donna Levy at (202) 551-3292 or, in her absence, me at (202) 551-3611 with any other questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: Tommy Lamme, Esq. (by facsimile (832) 397-8067)
    D. Levy